UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-30523
Cusip Number: 32111B1-0-4

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 11-K  ☐ Form 20-F  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR
For Period Ended: September 30, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

First National Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable

215 North Pine Street

Address of Principal Executive Office (Street and Number)

Spartanburg, South Carolina 29302

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11 -K, Form N-SAR, or Form N-CSR, or portion thereof will, be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The issuer was not able to file the Form 10-Q within the prescribed time period due to time constraints resulting from the recent opening of the issuer’s new office in Mount Pleasant and time demands relating to the on-going stock offering. The issuer anticipates filing the Form 10-Q within five days following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kitty B. Payne	(864)	594-5694

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First National Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005	By:	/s/ Kitty B. Payne

Kitty B. Payne, Chief Financial Officer